EXHIBIT 4.5
FIRST AMENDMENT TO THE
WESTERN MIDSTREAM PARTNERS, LP
2021 LONG TERM INCENTIVE PLAN
This FIRST AMENDMENT (the “First Amendment”) to the Western Midstream Partners, LP 2021 Long Term Incentive Plan, as amended from time to time (the “Plan”), is adopted by Western Midstream Holdings, LLC, a Delaware limited liability company (the “Company”) and general partner of Western Midstream Partners, LP (the “Partnership”).
WITNESSETH:
WHEREAS, on October 15, 2025, the Partnership completed a merger of Aris Water Solutions, Inc. (the “Aris”) with a subsidiary of the Partnership, whereby Aris became a wholly-owned subsidiary of the Partnership (the “Merger”);
WHEREAS, in connection with the Merger, all authorized but unused shares that were previously approved for issuance pursuant to the Aris Water Solutions, Inc. 2021 Equity Incentive Plan (the “Aris Shares”), will be adjusted using the applicable exchange ratio for the Merger, and then assumed by the Company to be added to the common unit pool available under the Plan (“the Additional Units”);
WHEREAS, Section 7(a) of the Plan provides that the Company’s board of directors (the “Board”) or Committee (as defined under the Plan) may amend the Plan under certain circumstances; and
WHEREAS, the Board has determined that it is desirable to amend the Plan to reflect the addition of the Additional Units to the Plan.
NOW, THEREFORE, BE IT RESOLVED, effective immediately following the closing of the Merger (the “Effective Date”), that Section 4(a) of the Plan shall be amended and restated in its entirety as follows:
Subject to adjustment as provided in Section 4(c), the total aggregate number of Units that may be delivered with respect to Awards under the Plan is 14,403,998. Units withheld from an Award or surrendered by a Participant to satisfy the Company’s, Partnership’s or an Affiliate’s tax withholding obligations (including the withholding of Units with respect to Restricted Units) or to satisfy the payment of any exercise price with respect to the Award shall not be considered to be Units delivered under the Plan for this purpose. If any Award is forfeited, cancelled, exercised, settled in cash, or otherwise terminates or expires without the actual delivery of Units pursuant to such Award (the grant of Restricted Units is not a delivery of Units for this purpose), the Units subject to such Award shall again be available for Awards under the Plan (including Units not delivered in connection with the exercise of an Option or Unit Appreciation Right). There shall not be any limitation on the number of Awards that may be granted and paid in cash.

RESOLVED FURTHER, that except as provided above, the Plan shall continue to read in the current state.
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